SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                               (Amendment No. __)*
                                ----------------

              INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO
                   RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                    THERETO FILED PURSUANT TO 13d-2 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

                           GeoPetro Resources Company
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    37248H304

                                 (CUSIP Number)

                                December 31, 2009
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [X]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

                               (Page 1 of 6 Pages)
-----------

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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Schedule 13G                                                PAGE 2 OF 6
CUSIP No.  37248H304



     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Cumberland Associates LLC
------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [ ]
                                                               (b)  [X]
------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
            New York
------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    2,300,000
SHARES         ---------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       ---------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    2,300,000
REPORTING      ---------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          2,300,000
------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                        [ ]
------------------------------------------------------------------------
    (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             6.29%
------------------------------------------------------------------------
    (12)   TYPE OF REPORTING PERSON
             OO, IA
------------------------------------------------------------------------


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Schedule 13G                                                PAGE 3 OF 6
CUSIP No.  37248H304


ITEM 1(a).  NAME OF ISSUER:
              GeoPetro Resources Company (the "Issuer")

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                       One Maritime Plaza, Suite 700
                           San Francisco, CA 94111

ITEM 2(a).  NAME OF PERSON FILING:
              This statement is being filed by Cumberland Associates LLC (the "Reporting Person").

              Cumberland Associates LLC is engaged in the business of managing, on a discretionary basis, three securities accounts (the "Accounts"), the principal one of which is Cumberland Partners. Gary G. Tynes, Bruce G. Wilcox, Andrew M. Wallach, Barry A. Konig, Steven D. Morrow and Bradley H. Gendell are the members (the "Members") of Cumberland Associates LLC.


ITEM 2(b).  ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE: The
              address of the principal business and office of Cumberland Associates LLC and each of the Members is 1114 Avenue of the Americas, New York, New York 10036.

ITEM 2(c).  CITIZENSHIP:
              Cumberland Associates LLC is a limited liability company organized under the laws of New York. Each of the Members is a citizen of the United States.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:
              Common Stock

ITEM 2(e).  CUSIP NUMBER:
              37248H304

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

           (a) [ ] Broker or dealer registered under Section 15 of the Act

           (b) [ ] Bank as defined in Section 3(a)(6) of the Act

           (c) [ ] Insurance Company as defined in Section 3(a)(19) of the
                   Act

           (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940

           (e) [X] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940: see Rule 13d-
                   1(b)(1)(ii)(E)

           (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

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Schedule 13G                                                PAGE 4 OF 6
CUSIP No.  37248H304


           (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G);

           (h) [ ] Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

           (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

           (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         IF THIS STATEMENT IS FILED PURSUANT TO Rule 13d-1(c),
         CHECK THIS BOX.                                           [ ]

ITEM 4.  OWNERSHIP.

     The percentages used herein and in the rest of this Schedule 13G are calculated based upon (i) the 34,284,646 shares of Common Stock issued and outstanding as of November 9, 2009 as reported in the Issuer's Quarterly Report on Form 10Q for the fiscal quarter ending September 30, 2009 and (ii) 2,000,000 shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) because such shares may be obtained and beneficially owned upon exercise or conversion within 60 days of Series B preferred stock currently owned by the Reporting Person. Pursuant to Rule 13d-3(d)(1)(i) the number of issued and outstanding shares of Common Stock assumes that each other shareholder of the Company does not exercise or convert herein within 60 days.

          (a) Amount beneficially owned: 2,300,000 (b) Percent of class: 6.29%
          (c)(i) Sole power to vote or direct the vote: 2,300,000
            (ii) Shared power to vote or direct the vote: 0
           (iii) Sole power to dispose or direct the disposition: 2,300,000
            (iv) Shared power to dispose or direct the disposition: 0

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
         The beneficial owners of the Accounts have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares held for each Account in accordance with their ownership interests in each such Account.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
           Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.


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Schedule 13G                                                PAGE 5 OF 6
CUSIP No.  37248H304


           Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.
            Not applicable.

ITEM 10. CERTIFICATION.
           By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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Schedule 13G                                                PAGE 6 OF 6
CUSIP No.  37248H304

                                    SIGNATURE

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 5, 2010


                                    /s/ Gary G. Tynes
                                    ----------------------------------
                                    Name:   Gary G. Tynes
                                    Title:  Managing Member/Chief
                        Operating Officer/Chief Financial Officer